Exhibit 12.1

Compass Minerals Group, Inc.
Computation of Ratios of Earnings to Fixed Charges
(in millions)

	Year Ended December 31,
	2003		2002		2001
Earnings:
Income (loss) before income taxes	$53.7		$31.5		$45.9
Plus fixed charges	41.8		44.0		16.7
Less capitalized interest	—		—		(1.0)

	$95.5		$75.5		$61.6

Fixed Charges:
Interest charges	$39.1		$41.3		$14.3
Plus interest factor in operating rent expense	2.7		2.7		2.4

	$41.8		$44.0		$16.7

Ratio of earnings to fixed charges (excess of fixed charges over earnings)	2.28	x	1.72	x	3.69	x